News Release

Exhibit 99.1

XOMA Reports 2006 Results

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Significant Revenue Growth and Pipeline Advancement Characterize 2006

Berkeley, CA – March 8, 2006 – XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its results for the year ended December 31, 2006.

Total revenues in 2006 were $29.5 million, compared with $18.7 million in 2005. The increase was primarily due to revenues from XOMA’s arrangements with the National Institute of Allergy and Infectious Diseases (“NIAID”), increases in royalty revenues from the sale of Genentech, Inc.’s (“Genentech”, NYSE: DNA) RAPTIVA®, new royalty revenues from sales of Genentech’s LUCENTIS® and revenues from XOMA’s new collaboration with Schering-Plough Corporation (“Schering-Plough”, NYSE: SGP). The Company expects revenues in 2007 to continue to increase as a result of its existing and additional antibody discovery and development, manufacturing service and license arrangements, royalties generated by worldwide sales of RAPTIVA® and LUCENTIS®, and the expected inception of CIMZIA™ royalties.

Operating expenses in 2006 totaled $70.2 million compared with $54.7 million in 2005. The increase was principally due to an increase in research and development spending, primarily in support of the Company’s programs for its XOMA 052 and NEUPREX® products, its collaboration with Schering-Plough, and its contract development and manufacturing activities with NIAID and Taligen Therapeutics, Inc. (“Taligen”), partially offset by decreased spending on its collaboration projects with Novartis AG ( “Novartis”, NYSE: NVS), Genentech, and Millennium Pharmaceuticals, Inc. (“Millennium”, NASDAQ: MLNM). General and administrative spending increased, although to a lesser extent, primarily as a result of increased employee related costs and professional fees.

XOMA’s net loss was $51.8 million, or $(0.54) per share, for the year ended December 31, 2006, compared with net income of $2.8 million, or $0.03 per share, for 2005. 2005 net income included a one-time gain for the extinguishment of the Company’s obligation to pay $40.9 million under a development loan from Genentech.

Cash, cash equivalents and short-term investments at December 31, 2006, totaled $46.4 million, compared with $43.5 million at December 31, 2005. At December 31, 2006, $44.5 million of XOMA’s convertible notes were outstanding. Subsequent to year-end, $42.0 million of these notes were voluntarily converted by note holders and on March 7, 2007, XOMA announced that it has elected to automatically convert all of its remaining outstanding convertible notes (approximately $2.5 million) into common shares pursuant to the terms of the indenture governing the notes.

A more detailed discussion of XOMA’s financial results appears below and in the Company’s Form10-K filing.

XOMA Reports 2006 Results	page 1

“XOMA continued to make strong progress in 2006 by growing our revenues and developing our internal pipeline, but more importantly, by signing agreements that will bring in additional revenues and broaden our product portfolio in the future” said John L. Castello, chairman of the board, president, and chief executive officer of XOMA. “I believe XOMA is well-positioned for growth going forward.”

Key 2006 Events

•

In February, XOMA announced that $60.0 million of the Company’s 6.5% Convertible Senior Notes, or 100% of the total outstanding, were tendered in exchange for $60.0 million of 6.5% Convertible SNAPssm. The Company also issued $12.0 million of additional Convertible SNAPssm. Due to investor demand, the size of the offering was increased from $10.0 million to $12.0 million and the public offering price was set at 104% of principal.

•

In April, XOMA and AVEO Pharmaceuticals, Inc. (“AVEO”) announced an agreement for XOMA to utilize its Human Engineering (“HE™”) technology to humanize AV-299, AVEO’s novel anti-HGF monoclonal antibody. For work conducted and licenses granted, AVEO agreed to pay XOMA an up-front license fee and, in the future, development milestone payments and royalties. In late September, XOMA and AVEO announced that XOMA had successfully completed the humanization of AV-299 and announced a $6.0 million agreement under which XOMA will manufacture and supply AV-299 in support of early clinical trials.

•

In May, XOMA announced that it had entered into a letter agreement with Taligen for the development and Good Manufacturing Practices (“cGMP”) manufacture of a novel antibody fragment for the potential treatment of inflammatory diseases. The agreement calls for XOMA to utilize its Bacterial Cell Expression (“BCE”) technology and expertise to develop and scale-up production processes for Taligen’s antibody fragment and to manufacture quantities of the antibody fragment sufficient to support preclinical and initial clinical studies.

•

Also in May, XOMA announced the formation of a collaboration with Schering-Plough through its research and development division, Schering-Plough Research Institute (“SPRI”), for therapeutic monoclonal antibody discovery and development. The collaboration is intended to capitalize on XOMA’s comprehensive antibody discovery, development and production technologies and expertise, which are being used to discover antibodies against targets identified by SPRI. Under the agreement, SPRI will make up-front and milestone payments to XOMA, fund XOMA’s R&D activities related to the agreement, and pay royalties to XOMA on sales of products resulting from the collaboration.

•

In July, XOMA announced that LUCENTIS®, owned by Genentech and approved on June 30, 2006, by the FDA for the treatment of neovascular (wet) age-related macular degeneration, was the first marketed therapeutic product by a licensee of XOMA’s BCE

XOMA Reports 2006 Results	page 2

technology. XOMA subsequently began receiving royalties on worldwide sales of LUCENTIS®.

•

Also in July, XOMA announced that it had been awarded an exclusive $16.3 million contract from NIAID, a part of the National Institutes of Health, to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. This award, which will be 100% funded with Federal funds from NIAID under Contract No. HHSN266200600008C/N01-A1-60008, followed a $15.0 million contract with NIAID (100% Federally funded under Contract No. HHSN266200500004C) announced by XOMA in March of 2005 to initiate the program. XOMA successfully completed the first contract in October of 2006 on time and on budget.

•

In September, XOMA announced successful results with a research formulation of XOMA 629 (a reformulation of XMP.629) and the initiation of a development program with the goal of re-entering clinical trials of this topically-applied, reformulated drug in mild to moderate acne in 2007.

•

Also in September, NEUPREX® received an orphan medicinal product designation in the European Union for use in meningococcal disease. XOMA is completing the regulatory assessment for submission of a marketing application under the European Medicines Agency’s (“EMEA”) Exceptional Circumstances approval mechanism.

•

In October, XOMA and Affimed Therapeutics AG (“Affimed”) announced a cross-license and collaboration agreement for antibody-related technologies. The agreement provides XOMA with a license under Affimed’s antibody library patents for antibody discovery purposes, as well as for the development and commercialization of antibodies. In addition, Affimed has agreed to build two customized patient-derived human antibody phage display libraries according to XOMA specifications. The agreement provides Affimed with a license to use XOMA’s BCE technology for research purposes, with an option to acquire a BCE license for production and commercialization of antibodies. XOMA has also agreed to provide Affimed with cell line development and process development services specific to a TandAb therapeutic product candidate that Affimed is developing.

•

Also in October, XOMA entered into an agreement with Attenuon LLC to humanize ATN-658, an antibody being developed against a cancer target. This is XOMA’s second HE™ agreement since launching its HE™ technology as an external business offering in 2006.

•

In November, XOMA announced that it has been designated as a subcontractor under a prime contract between SRI International and NIAID. The subcontract is expected to run for five years and to result in as much as $28.1 million to XOMA. XOMA expects to manufacture a variety of monoclonal antibody therapeutic agents of importance to NIAID. If the full $28.1 million is funded, XOMA’s governmental contract awards would total approximately $60 million since March of 2005.

XOMA Reports 2006 Results	page 3

•

In November XOMA entered into a five-year, $35.0 million term loan with Goldman Sachs Specialty Lending Holdings, Inc. (“Goldman Sachs”) and borrowed the full amount thereunder. The proceeds will be used for general corporate purposes. This financing was not dilutive to shareholders, and XOMA remains the owner of the royalty streams securing the loan, subject to a pledge of such streams to Goldman Sachs.

•

Also in November, XOMA and Takeda Pharmaceutical Company Limited (“Takeda”) announced a collaboration agreement for therapeutic monoclonal antibody discovery and development. The collaboration is intended to capitalize on XOMA’s comprehensive antibody discovery, development and production technologies and expertise, and calls for Takeda to make up-front and milestone payments to XOMA, fund XOMA’s R&D activities including manufacturing of the antibodies for preclinical and early clinical supplies, and pay royalties to XOMA on sales of products resulting from the collaboration.

•

Also in November, XOMA announced that its cGMP pharmaceutical manufacturing facilities in Berkeley, California, have received Investigational Medicinal Products certification from the Medicines and Healthcare Products Regulatory Agency (“MHRA”) of the United Kingdom. The MHRA certification approves XOMA’s manufacturing facilities for the production of biological investigational medicinal products to be used in clinical trials in the European Union.

•

In December, XOMA announced pre-clinical and preliminary results from two Phase I studies of the anti-CD40 monoclonal antibody, HCD122, in patients with multiple myeloma and advanced chronic lymphocytic leukemia under its antibody development and commercialization agreement with Novartis. This antibody has a dual mechanism of action blocking tumor cell growth and survival signal as well as recruiting immune effector cells to kill tumor cells.

Key Events of Early 2007

•

In January, XOMA announced that Schering-Plough exercised its right to initiate additional discovery and development programs under its collaboration for therapeutic antibody products. XOMA received up-front payments for each of the additional collaboration programs and will also receive research funding for each project as well as development milestone payments and royalties on the sale of any products that result from the collaboration.

•

Also in January, XOMA announced that it had initiated an open label, dose escalating Phase I/II clinical trial of NEUPREX® in adults and children undergoing bone marrow transplantation at several Harvard Medical school clinics. The trial will be conducted by Drs. Eva Guinan and Ofer Levy of the Harvard Medical School. XOMA expects to add other sites to the study during 2007.

XOMA Reports 2006 Results	page 4

•	In January, LUCENTIS® was approved for sale in the European Union. XOMA receives a royalty on worldwide sales of LUCENTIS®.

•	In early February, Genentech released positive statistically significant safety and efficacy results of a 12-week Phase IV study of RAPTIVA® in psoriasis of the hands and feet.

•	In mid-February, XOMA announced that its Chief Executive Officer, Jack Castello, plans to retire and the commencement of a search for a new CEO.

•

Also in February, XOMA announced that its exclusivity obligation to Novartis for the development of antibody therapeutics in oncology had expired and that XOMA and Takeda had expanded their existing collaboration to include new oncology targets. XOMA announced that payments from Takeda under its expanded collaboration could reach more than $230 million.

•

On March 7, 2007, XOMA announced that it has elected to automatically convert all of its remaining outstanding convertible notes (approximately $2.5 million) into common shares pursuant to the terms of the indenture governing the notes.

Financial Discussion

Revenues

Total revenues for 2006 were $29.5 million, compared with $18.7 million in 2005. License and collaborative fee revenues were $2.8 million in 2006, compared with $5.1 million in 2005. Contract and other revenues were $16.3 million in 2006, compared with $7.4 million in 2005. The increase resulted primarily from the Company’s service arrangements with NIAID, AVEO, Schering-Plough, Cubist Pharmaceuticals, Inc. (“Cubist”, NASDAQ: CBST), and Taligen. Royalties in 2006 totaled $10.3 million compared with $6.2 million in 2005, reflecting the growth in RAPTIVA® sales and the commencement of LUCENTIS® sales.

Revenues for the next several years will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and LUCENTIS®, the expected inception of CIMZIA™ royalties, the amortization of payments made to XOMA pursuant to existing collaboration agreements, and by the establishment and nature of future antibody discovery, manufacturing service, out-licensing and collaboration arrangements.

Expenses

In 2006, research and development expenses were $52.1 million, compared with $39.9 million in 2005. The $12.2 million increase in 2006 compared with 2005 primarily reflects increases in spending on the Company’s contracts with NIAID, Taligen and AVEO, its development of XOMA 052 and NEUPREX®, and its collaborations with Schering-Plough and Lexicon Pharmaceuticals, Inc., partially offset by decreased spending on its collaboration agreements with Novartis, Genentech, Aphton Corporation and Millennium, its development of XOMA 629 and the termination of its agreement with Cubist.

XOMA Reports 2006 Results	page 5

In 2006, general and administrative expenses were $18.1 million compared with $14.8 million in 2005. The $3.3 million increase for 2006 resulted primarily from increased employee-related costs, debt issuance expenses related to the Company’s February 2006 convertible debt, and increased legal, audit and other consulting fees.

Interest Expense

Interest expense was $12.9 million in 2006 compared with $4.3 million in 2005. Interest expense for 2006 primarily consisted of $6.9 million from the revaluation of the embedded derivative on the Company’s convertible debt, $3.4 million of interest expense payable and $1.0 million in net amortization of debt issuance costs, discount and premium on the convertible debt, in addition to $1.0 million of interest payable on the Company’s note with Novartis. Interest expense for 2005 primarily consisted of interest on convertible debt.

Long-term Debt

At December 31, 2006, XOMA had $44.5 million of 6.5% convertible senior notes due in 2012, $35.0 million of a 5-year term loan facility with Goldman Sachs established in November of 2006, and $16.4 million of long term debt to Novartis. The long term debt to Novartis represents XOMA’s draw down of a $50.0 million loan facility established to facilitate XOMA’s participation in its oncology collaboration with Novartis.

Subsequent to year-end, $42.0 million of the notes were voluntarily converted by note holders. On March 7, 2007, XOMA announced that it has elected to automatically convert all of its remaining outstanding convertible notes (approximately $2.5 million) into common shares pursuant to the terms of the indenture governing the notes.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at December 31, 2006, was $46.4 million compared with $43.5 million at December 31, 2005. This $2.9 million increase reflects cash used in operations of $33.3 million, cash used in the purchase of fixed assets of $8.5 million and cash transferred to restricted cash of $4.3 million more than offset by cash provided by financing activities of $48.9 million, primarily from the Company’s term loan financing of $35.0 million and $12.5 million in New Notes issued for cash in the Company’s convertible debt exchange. Net cash used in operating activities was $33.3 million in 2006 compared with $44.2 million in 2005.

XOMA is providing the following guidance for 2007 which will be updated on a quarterly basis. More details will be discussed in the conference call later today. We expect revenue for 2007 to increase by 95% to 105% over the $29.5 million from 2006. We expect R&D expense in 2007 to grow from the $52.1 million spent in 2006 by 25% to 30%. We expect G&A expense for 2007 to remain flat as compared with 2006. With the final conversions of the convertible notes in early 2007, net interest expense should decrease about 10% from the $11.3 million in 2006. We expect cash used in operating activities for 2007 to decrease to less than half of the $33.3 million used in 2006.

XOMA Reports 2006 Results	page 6

Pipeline Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech

RAPTIVA® was developed in the U.S. through a collaboration between Genentech and XOMA, and received FDA approval in October of 2003 as the first FDA-approved biologic therapy to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once weekly subcutaneous injection after training by a healthcare professional.

Genentech has been marketing RAPTIVA® in the U.S. since November of 2003. Outside the U.S. and Japan, RAPTIVA® is sold by Merck Serono S.A. (“Serono”), which announced in October of 2004 that it had received European Commission Marketing Authorization for RAPTIVA® in patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. By the end of 2006, Serono had launched RAPTIVA® in approximately 50 countries worldwide. Worldwide RAPTIVA® sales totaled $159.7 million in 2006. In early February, Genentech released positive and statistically significant safety and efficacy results of a 12-week Phase IV study of RAPTIVA® in psoriasis of the hands and feet. XOMA earns a mid single-digit royalty on sales of RAPTIVA®.

LUCENTIS® (ranibizumab injection) by Genentech

LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® was approved by the FDA on June 30, 2006, and in the European Union, where it is distributed by Novartis, in January of 2007. It is the first marketed therapeutic product manufactured under a license using XOMA’s BCE technology. XOMA earns royalties on worldwide sales of LUCENTIS®, which totaled $407.0 million in 2006.

NEUPREX® (opebacan/rBPI21)

NEUPREX® is an injectable formulation of opebacan, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI”) that has anti-infective properties and it is a potent neutralizer of endotoxin. More than 1,100 patients have been treated with NEUPREX® in clinical studies without any apparent safety concerns.

In January of 2007, in conjunction with Harvard Medical School, XOMA initiated a Phase I/II clinical trial of NEUPREX® in adults and children undergoing allogeneic hematopoietic stem cell transplantation (“HSCT”) to evaluate safety, pharmacokinetics and markers of biological activity. Earlier research indicates that endotoxemia can induce or worsen acute graft vs. host disease in these patients who are also susceptible to infectious complications due to the large doses of radiation or chemotherapy they receive prior to transplantation. The Company expects to add other sites to this study during 2007. Success in HSCT trials may be relevant to potential use in acute radiation syndrome as part of the U.S. Government’s bio-defense efforts.

XOMA Reports 2006 Results	page 7

XOMA is also supporting investigator-initiated trials in pediatric patients with congenital heart abnormalities requiring open heart surgery and in patients with burn injuries. These Phase I trials are evaluating NEUPREX®’s safety and its role in improving endotoxin-induced complications in these patient populations. The Company expects these trials to conclude in 2007 and to then evaluate options for conducting additional studies.

In September of 2006, the EMEA granted an orphan medicinal product designation to NEUPREX® in meningococcal sepsis, a potentially life-threatening bacterial infection predominantly affecting young children. XOMA is completing the regulatory assessment for NEUPREX® under the EMEA Exceptional Circumstances mechanism during the first half of 2007 and intends to base its planned application on existing Phase III clinical trial data.

XOMA 052 (formerly XMA005.2)

XOMA 052 is a HE™ monoclonal antibody with very high-affinity and potent inhibitory activity against its inflammatory target. This high potency means that it may be suitable for use as a monthly-dose injectable therapeutic. The Company is currently developing XOMA 052 for targeting multiple inflammatory indications such as osteoarthritis and rheumatoid arthritis, where less frequent dosing could be a significant marketing advantage. The Company plans to enter clinical trials in 2007.

XOMA 629 (a reformulation of XMP.629)

XOMA 629 is a topical anti-bacterial formulation of a BPI-derived peptide under development as a possible treatment for acne. Certain bacteria commonly found on human skin are associated with inflammatory lesions in acne patients. The emergence of strains resistant to current antibiotics used to treat acne has encouraged the Company’s researchers to review the properties of the compound for this dermatological indication. In August of 2004, XOMA announced that the results of a Phase II trial were inconclusive at demonstrating a clinical benefit of XMP.629 when compared with vehicle gel. In September of 2006, the Company announced that it had reformulated its original gel to increase its skin penetration and improve other characteristics. XOMA is currently conducting preclinical studies to optimize the reformulated product and intends to initiate Phase I clinical trials in 2007.

HCD122 (formerly CHIR-12.12) with Novartis

HCD122 is a fully human anti-CD40 antagonist antibody intended as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. This antibody has a dual mechanism of action blocking tumor cell growth and survival signal as well as recruiting immune effector cells to kill tumor cells. HCD122 is the first product candidate selected under the multi-product antibody development and commercialization agreement for the treatment of cancer announced by Novartis and XOMA, initiated in March of 2004. In April of 2005, the Company announced the initiation of a Phase I study for patients with advanced chronic lymphocytic leukemia and in October of 2005, it initiated a second Phase I study for patients with multiple myeloma. In December of 2006 the Company reported favorable preliminary results of these Phase I trials, as well as favorable pre-clinical results of comparisons of HCD122 with RITUXAN®. Both Phase I trials are ongoing. The Company expects to expand clinical development with one or more additional indications in 2007. In

XOMA Reports 2006 Results	page 8

addition, the Company is investigating a number of undisclosed preclinical stage programs with Novartis.

Metabolic Disease Target: Collaboration with Lexicon

In June of 2005, XOMA began a collaboration to jointly develop and commercialize multiple antibody drugs for metabolic disease targets discovered by Lexicon using their proprietary gene knock-out technology. The initial targets are secreted proteins involved in various metabolic functions. Antibodies to these targets may be developed to treat a variety of metabolic diseases. During 2006, XOMA continued to make pre-clinical progress on the development of antibodies against these targets.

Contract Development and Collaboration Agreements

Anti-Botulinum Neurotoxin Program: Contract with NIAID

In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. The contract work is being performed on a cost plus fixed fee basis over a three year period.

In March of 2005, XOMA was awarded a $15.0 million contract from NIAID to develop three anti-botulinum neurotoxin monoclonal antibody therapeutics. The contract work was performed over an 18-month period and was completed in October of 2006.

Undisclosed Targets: Collaboration with Schering-Plough

In May of 2006, XOMA entered into a collaboration agreement with Schering-Plough for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against one or more targets selected by Schering-Plough, use its phage display libraries to generate fully human antibodies and the Company’s proprietary HE™ technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Undisclosed Targets: Collaboration with Takeda

In November of 2006, the Company entered into a collaboration agreement with Takeda for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets in oncology. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

XOMA Reports 2006 Results	page 9

Investor Conference Call

XOMA has scheduled an investor conference call and webcast to discuss its 2006 results for this afternoon, March 8, 2007, beginning at 5:00 PM EST (2:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com. The webcast will be archived on the site and available for replay until close of business on June 8, 2007. To obtain phone access to the live audiocast in the U.S. and Canada, dial 1-877-407-9205. International callers should dial 1-201-689-8054. No conference ID is necessary. An audio replay will be available by telephone beginning two hours following the conclusion of the webcast until 11:59 pm Eastern (8:59 pm Pacific) on March 22, 2007. Access numbers for the replay are 1-877-660-6853 (U.S./Canada) or 1-201-612-7415 (International). Two access numbers are required for the replay: account # 286 and conference ID # 232186.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech, Inc. and Merck Serono S.A.) to treat moderate-to-severe plaque psoriasis, and LUCENTIS® (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis AG) to treat neovascular (wet) age-related macular degeneration.

The company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA’s proprietary HE™ and BCE technologies. More than 45 companies have signed BCE licenses. XOMA’s development collaborators include Lexicon Pharmaceuticals, Inc., Novartis, Schering-Plough Corporation and Takeda Pharmaceutical Company Limited. With a fully integrated product development infrastructure, XOMA’s product development capabilities extend from preclinical sciences to product launch. For more information, please visit the company’s website at www.xoma.com.

Certain statements contained herein related to levels of future revenues, future sales of approved products, and amounts of payments under existing agreements, as well as other statements related to current plans for product development and manufacturing and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things revenue levels may be other than as expected due to unanticipated changes in XOMA’s research and development programs; unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and

XOMA Reports 2006 Results	page 10

XOMA will not receive the estimated total amounts of funds if it cannot successfully discover and develop antibodies as called for in its existing collaborations.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

###

Contact:
Paul Goodson
Sr. Director, Investor Relations
Tel: (510) 204-7270 goodson@xoma.com

XOMA Reports 2006 Results	page 11

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$28,002	$20,804
Short-term investments	18,381	22,732
Restricted cash	4,330	—
Receivables	13,390	5,186
Related party receivables	56	98
Prepaid expenses	1,061	975
Debt issuance costs	668	493

Total current assets	65,888	50,288
Property and equipment, net	22,434	19,056
Related party receivables – long-term	38	93
Debt issuance costs – long-term	2,661	2,683
Deposits	457	457

Total assets	$91,478	$72,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$4,186	$5,648
Accrued liabilities	7,086	5,717
Accrued interest	1,794	1,652
Deferred revenue	9,601	3,527

Total current liabilities	22,667	16,544
Deferred revenue – long-term	8,768	4,333
Convertible debt – long-term	46,823	60,000
Interest bearing obligation – long-term	51,393	12,373

Total liabilities	129,651	93,250
Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 210,000 designated, no shares issued and outstanding at December 31, 2006 and 2005	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at December 31, 2006 and 2005; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 105,454,389 and 86,312,712 shares outstanding at December 31, 2006 and 2005, respectively	53	43
Additional paid-in capital	689,315	655,041
Accumulated comprehensive income	(9)	(66)
Accumulated deficit	(727,533)	(675,692)

Total shareholders’ equity (net capital deficiency)	(38,173)	(20,673)

Total liabilities and shareholders’ equity (net capital deficiency)	$91,478	$72,577

XOMA Reports 2006 Results	page 12

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2006	2005	2004
Revenues:
License and collaborative fees	$2,846	$5,061	$3,573
Contract and other revenue	16,329	7,392	—
Royalties	10,323	6,216	92

Total revenues	29,498	18,669	3,665

Operating costs and expenses:
Research and development (including contract related of $10,909, $5,536, and $40, respectively, for the years ended December 31, 2006, 2005 and 2004)	52,094	39,896	49,784
General and administrative	18,088	14,798	15,604
Collaboration arrangement	—	—	16,373

Total operating costs and expenses	70,182	54,694	81,761

Loss from operations	(40,684)	(36,025)	(78,096)

Other income (expense):
Investment and interest income	1,675	1,882	499
Interest expense	(12,932)	(4,254)	(1,229)
Gain on extinguishment of debt	—	40,935	—
Other income (expense)	100	244	(116)

Net income (loss) before taxes	(51,841)	2,782	(78,942)

Income tax expense	—	3	—

Net income (loss)	$(51,841)	$2,779	$(78,942)

Basic and diluted net income (loss) per common share	$(0.54)	$0.03	$(0.93)

Shares used in computing basic net income (loss) per common share	95,961	86,141	84,857

Shares used in computing diluted net income (loss) per common share	95,961	90,063	84,857

XOMA Reports 2006 Results	page 13